EXHIBIT (a)(5)(v)

News Release

Media Contacts Allan Schoenberg, 312.930.8189 Laurie Bischel, 312.648.8698 news@cmegroup.com www.cmegroup.mediaroom.com	Investor Contact John Peschier, 312.930.8491 CME-G

FOR IMMEDIATE RELEASE

CME Appoints Hilda Harris Piell as Managing Director and Chief Organizational Development Officer; Julie Holzrichter, Managing Director, Operations Also Named to Management Team

CHICAGO, August 8, 2007 - CME Group, the world’s largest and most diverse exchange, today announced that it has appointed Hilda Harris Piell as Managing Director and Chief Organizational Development Officer. Piell succeeds E. Beth Keeve who is retiring following 13 years of service to the company. Julie Holzrichter, who in July assumed the role of Managing Director, Operations, also joins the Management Team effective today. She will continue to report to Bryan T. Durkin, Managing Director and Chief Operating Officer.

As Managing Director and Chief Organizational Development Officer, Piell will be responsible for helping CME Group strategically attract, retain and develop talented employees to achieve its business goals. She will have oversight for benefits, compensation, employee relations, organizational effectiveness, professional development and recruiting functions. In addition, Piell will be charged with working closely with the CME Group Management Team to ensure that the company is developing the full talents of its employees in ways that promote value creation for CME shareholders. She will report to CME Group CEO Craig S. Donohue.

“Hilda has been an extremely valuable member of our team for the last seven years, and her approach to working cross-functionally, creating strategic solutions and delivering great results will serve her well in Organizational Development,” said Donohue. “Under Hilda’s leadership, we are confident that we will continue to attract and develop the talented team that sets us apart, as well as grow as a great place to work.”

Piell, 39, joined the company in 2000 as Associate Director & Assistant General Counsel and has held positions of increasing responsibility in the Legal Department since that time. She most recently served as Managing Director & Senior Associate General Counsel and played key roles in the negotiation and completion of several important strategic initiatives including FXMarketSpace™, Swapstream® and Liquidity Direct. Piell also led significant integration planning efforts during the CME/CBOT merger.

Prior to joining CME Group, Piell served as Associate Commercial Counsel for MCI Worldcom, Inc. She also worked for Jenner and Block and as a law clerk for the Honorable Ruben Castillo in the U.S. District Court in Chicago. She earned a bachelor’s degree in political science with high distinction from the University of Michigan and a JD degree, cum laude, from the University of Michigan Law School.

Holzrichter, 39, has been with the company for 18 years and most recently served as Managing Director, CME Globex Services & Technology Integration where she had primary oversight for the GCC, CME Globex connectivity services and certification environments and quality assurance, as well as trading floor technology. She attended DePaul University and the University of Illinois at Chicago.

CME Group (www.cmegroup.com) is the world’s largest and most diverse exchange. Formed by the 2007 merger of the Chicago Mercantile Exchange (CME) and the Chicago Board of Trade (CBOT), CME Group serves the risk management needs of customers around the globe. As an international marketplace, CME Group brings buyers and sellers together on the CME Globex electronic trading platform and on its trading floors. CME Group offers the widest range of benchmark products available across all major asset classes, including futures and options based on interest rates, equity indexes, foreign exchange, agricultural commodities, energy, and alternative investment products such as weather and real estate. CME Group is traded on the New York Stock Exchange and NASDAQ under the symbol “CME.”

The Globe logo, CME, Chicago Mercantile Exchange, CME Group, Globex and E-mini, are trademarks of Chicago Mercantile Exchange Inc. CBOT and Chicago Board of Trade are trademarks of the Board of Trade of the City of Chicago. Standard & Poor’s, S&P 500 and S&P, S&P MidCap 400, Standard & Poor’s Depositary Receipts and SPDR are trademarks of The McGraw-Hill Companies, Inc. NASDAQ, NASDAQ-100 and the NASDAQ-100 Index are trademarks of The Nasdaq Stock Market, Inc. Nikkei and Nikkei 225 are trademarks of Nihon Keizai Shimbun Inc. The Russell 2000 Index and Russell 1000 Index are registered trademarks of Frank Russell Co. TRAKRS and Total Return Asset Contracts are trademarks of Merrill Lynch & Co., Inc. GSCI is a trademark of Goldman Sachs & Co. Morgan Stanley Capital International, MSCI, and EAFE are trademarks of MSCI. FTSE/Xinhua China 25 is a trademark of FTSE Xinhua Index Limited. Dow Jones and Dow Jones Industrial Average are trademarks of Dow Jones & Company, Inc. CDR Liquid 50 NAIG is a trademark of Credit Derivatives Research LLC. These trademarks are used herein under license. All other trademarks are the property of their respective owners. Further information about CME Group and its products can be found at www.cmegroup.com.